Issuer Free Writing Prospectus

(Relating to the Preliminary Prospectus

Supplement dated March 5, 2019 and

the Prospectus dated May 16, 2017)

Filed Pursuant to Rule 433

Registration Statement No. 333-217599

LAZARD GROUP LLC

$500,000,000

4.375% SENIOR NOTES DUE 2029

PRICING TERM SHEET

DATED MARCH 5, 2019

The information in this pricing term sheet supplements Lazard Group LLC’s Preliminary Prospectus Supplement, dated March 5, 2019 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated May 16, 2017 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Lazard Group LLC

Title:	4.375% Senior Notes due 2029

Expected Ratings[1]:	Baa3 (Positive) / A- (Stable) / A- (Stable) (Moody’s / S&P / Fitch)

Principal Amount:	$500,000,000

Trade Date:	March 5, 2019

Settlement Date:	March 11, 2019 (T+4)

Maturity Date:	March 11, 2029

Interest Rate:	4.375% per annum

Benchmark Treasury:	2.625% due February 15, 2029

Benchmark Treasury Price:	99-05+

Benchmark Treasury Yield:	2.720%

Re-Offer Spread to Benchmark Treasury:	T + 175 basis points

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Re-Offer Yield:	4.470%

Price to Public:	99.241%

Purchase Price by Underwriters:	98.591%

Net Proceeds, before expenses, to Lazard Group LLC:	$492,955,000

Interest Payment Dates:	Semi-annually on each March 11 and September 11, beginning on September 11, 2019

Record Dates:	Every February 25 and August 28 preceding each Interest Payment Date

Optional Redemption:

Prior to the date that is three months prior to the Maturity Date of the notes, Lazard Group LLC will have the right to redeem the notes in whole at any time or in part from time to time, at its option, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the principal amount and the remaining scheduled payments of interest (excluding the portion of any such interest accrued to the redemption date) on the notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in each case, accrued and unpaid interest on the notes to be redeemed to, but not including, the redemption date.

On or after the date that is three months prior to the Maturity Date of the notes, Lazard Group LLC will have the right to redeem the notes in whole at any time or in part from time to time, at its option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the notes to be redeemed to, but not including, the redemption date.

CUSIP / ISIN:	52107Q AK1 / US52107QAK13

Sole Book-Running Manager: Joint Lead Managers:	Citigroup Global Markets Inc. Citigroup Global Markets Inc. Lazard Frères & Co. LLC

Co-Managers:	BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc.

Additional Changes to Preliminary Prospectus Supplement:

The fifth sentence of the first paragraph under “Underwriting (Conflicts of Interest)—Conflicts of Interest” shall be revised to read as follows: “An affiliate of Citigroup Global Markets Inc. is the administrative agent and a lender, and affiliates of BNY Mellon Capital Markets, LLC and HSBC Securities (USA) Inc. are also lenders, under our existing credit agreement.”

After the seventh sentence of the first paragraph under “Underwriting (Conflicts of Interest)—Conflicts of Interest” a sentence shall be inserted and shall read as follows: “Certain of the underwriters, or affiliates thereof, hold the 2020 Notes and may receive proceeds of this offering in our repurchase or redemption of the 2020 Notes.”

After the first paragraph under “Underwriting (Conflicts of Interest)—Conflicts of Interest” a paragraph shall be inserted and shall read as follows: “An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is acting as trustee for the notes.”

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Lazard Group LLC (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read these documents and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the sole book-running manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Citigroup Global Markets Inc. toll-free at (800) 831-9146.

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